SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 18 2012
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/2011 (MM/DD/YY) AND ENDING 2/29/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Mutual Planning Corporation

OFFICIAL USE ONLY
309
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7370 S. Oriole Blvd. #6010
(No. and Street)

Delray Beach (City) FL (State) 33446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Herbert Abelow
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual, state last, first, middle name*)

7900 Glades Road, Suite 540 (Address) Boca Raton (City) FL (State) 33434 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


12060846

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert Abelow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Mutual Planning Corporation, as of February 29, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public


ADAM J. KLEIN
Notary Public - State of Florida
My Comm. Expires Jun 21, 2013
Commission # DD 901174
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/89

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: First Mutual Planning Corp. [13]

SEC FILE NO.: 8-8511 [14]

FIRM ID. NO.: 309 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

7370 S. Oriole Blvd. # 6010 [20]
(No. and Street)

Delray Beach [21] FL [22] 33446 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 03-01-2011 [24]

AND ENDING (MM/DD/YY): 02-29-2012 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Herbert Abelow [30]

(Area Code)—Telephone No.: 561-495-9515 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE: [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 19____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	N	3			100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) February 29, 2012 [99]

SEC FILE NO. 8-8511 [98]

Consolidated [ ] [198]

Unconsolidated [ ] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 21,933	200			$ 21933	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$ 64	550	64	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ [150]						
B. Other securities $ ______ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ ______ [170]						
B. Other securities $ ______ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ______ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$	540	$	740	$ 21,997	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

FIRST MUTUAL PLANNING CORP. as of ~~03/31/11~~ Feb 29, 2012

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	[1045]	$	[1255]	$	[1470]
14. Payable to brokers or dealers:						
A. Clearance account		[1114]		[1315]		[1560]
B. Other		[1115]		[1305]		[1540]
15. Payable to non-customers		[1155]		[1355]		[1610]
16. Securities sold not yet purchased, at market value				[1360]		[1620]
17. Accounts payable, accrued liabilities, expenses and other	7543	[1205]		[1385]		[1685]
18. Notes and mortgages payable:						
A. Unsecured		[1210]				[1690]
B. Secured		[1211]		[1390]		[1700]
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				[1400]		[1710]
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				[1410]		[1720]
C. Pursuant to secured demand note collateral agreements				[1420]		[1730]
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				[1430]		[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]		[1440]		[1750]
20. TOTAL LIABILITIES	$ 7543	[1230]	$	[1450]	$ 7543	[1760]

Ownership Equity

			Total	
21. Sole proprietorship			$	[1770]
22. Partnership (limited partners)	$	[1020]		[1780]
23. Corporation:				
A. Preferred stock				[1791]
B. Common stock			2000	[1792]
C. Additional paid-in capital			110 180	[1793]
D. Retained earnings			(97,726)	[1794]
E. Total			14,454	[1795]
F. Less capital stock in treasury			(-)	[1796]
24. TOTAL OWNERSHIP EQUITY			$ 14 454	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 21,997	[1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of Feb. 29, 2012

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 14,454	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital				3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(64)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions [20]			$	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 14390	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of Feb 29, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 503	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 9390	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 13,636	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 7543	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 7543	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 52	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 52	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

For the period (MMDDYY) from March 1, 2011 [3932] to Feb. 29, 2012 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions	5830	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue Financial Consulting	12,000	3995
9. Total revenue	$ 17,830	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$ 31,500	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	2,291	4195
15. Other expenses	15,327	4100
16. Total expenses	$ 49,118	4200

NET INCOME

Item	Amount	Code
17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)	$ (30,141)	421
18. Provision for Federal Income taxes (for parent only)	—	422
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above	—	422
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)	—	422
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles	—	422
22. Net income (loss) after Federal income taxes and extraordinary items	$ (30,141)	423

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 882	421

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

For the period (MMDDYY) from March 1, 2012 to Feb 29, 2012

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		$ (67,585)	4240
	A. Net income (loss)		(30,141)	4250
	B. Additions (Includes non-conforming capital of	$ [4262])		4260
	C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2.	Balance, end of period (From item 1800)		$ (97,726)	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	$ N/A	4300
	A. Increases		4310
	B. Decreases		4320
4.	Balance, end of period (From item 3520)	$	4330

OMIT PENNIE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of Feb 29, 2022

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570]
   - D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities